
82-3551
03 AUG 22 AM 7:21

2 Quarter 2003


PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

★ Smedvig

2 Quarter 2003

MAIN EVENTS

- Decision by the Stavanger District Court in the litigation between Esso and Smedvig
- Sound operating profit for the Tender rigs division
- Improved performance for the Mobile units division
- Strong operating profit for the Platform drilling division
- New contracts securing employment for West Alpha and West Navigator
- New five-year contract extension with Brunei Shell for West Pelaut

RESULTS

Consolidated revenues for the first six months of 2003 amounted to NOK 1,482 million as compared to NOK 1,733 million in the same period in 2002. Operating profit for the period totaled NOK 204 million as compared to NOK 313 million in the same period 2002.

Revenues for the second quarter of 2003 amounted to NOK 777 million as compared to NOK 705 million for the first quarter.

Operating profit for the quarter was NOK 145 million, NOK 86 million higher than the preceding quarter. The improvement was due to increased utilization of the drilling units.

Net financial expenses for the quarter was NOK 4 million as compared to NOK 47 million in the preceding quarter. The main reason for the decrease was gain on currency forward contracts.

Income before other items was NOK 141 million for the second quarter, which was NOK 129 million higher than the preceding quarter.

Other items of NOK 835 million reflect the ruling in the litigation with Esso concerning the production vessel Balder FPU. NOK 660 million relates to the ruling while NOK 175 million is a reversal of receivables.

Net loss for the quarter was NOK 489 million as compared to a net income of NOK 2 million in the preceding quarter.

In order to increase the Company's financial flexibility structural changes were made to the syndicated loan facility. This included a revised installment schedule and covenant structure as well as an increased tenor. At the end of the quarter, the drawdown on the Company's revolving credit facility stood at US$ 344 million up by US$ 30 million compared to the previous quarter. Cash, cash equivalents and short-term investments amounted to NOK 708 million as compared to NOK 609 million at the end of the previous quarter.

The accounts are prepared in accordance with the Norwegian standard for interim financial reporting and generally accepted accounting principles, and consistent with the accounting principles described and applied by the Company in its Annual Report.

MOBILE UNITS

The utilization of the Company's mobile units was 92 percent as compared to 76 percent in the preceding quarter. The improved utilization was mainly due to West Navigator commencing operations after a short lay-up period. Operating profit was NOK 49 million as compared to a loss of NOK 17 million in the first quarter.

The ultra-deepwater drillship West Navigator completed a deepwater exploration well for ChevronTexaco west of Shetland and a deepwater exploration well for Esso in Norway during the quarter. The drillship is currently performing drilling operations for Statoil in the Norwegian Sea. In September, the unit is expected to move to West Africa to commence operations on a new contract with Woodside. This assignment will keep West Navigator employed throughout November this year. In addition, Woodside has four one-well options to extend the contract.

The fifth-generation semi-submersible rig West Venture continued drilling operations for Norsk Hydro on the Troll field. The contract has been extended with six months until August 2004.

The fourth-generation semi-submersible rig West Alpha completed operations for Britannia in the UK sector of the North Sea late April and returned to the Norwegian sector where the rig drilled an exploration well for Pertra. Following a short yard-stay, the unit commenced operations for Statoil on the Heidrun field in the Norwegian Sea expected to keep the rig employed to mid-November this year. The unit will thereafter undergo a periodical survey before commencement on a new one-year contract with Statoil drilling production wells on the Kristin field in the Norwegian Sea.

The ultra-large jack-up West Epsilon continued the drilling of production wells for BP on the Valhall field in the Norwegian sector of the North Sea. The firm contract extends throughout January 2004.

On June 1, the third-generation semi-submersible rig Ocean Vanguard completed the contract with Norsk Hydro. The rig was thereafter handed over to the new owner Diamond Offshore.

Revenues
NOK mill.


1000
800
600
400
200
0
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03

Operating profit
NOK mill.


200
150
100
50
0
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03

EBITDA*
NOK mill.


350
300
250
200
150
100
50
0
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03

* *Earnings before interests, taxes, depreciation and amortization.*

TENDER RIGS DIVISION

The utilization of the tender rigs was 98 percent as compared to 83 percent in the preceding quarter. As a consequence, the operating profit increased from NOK 57 million in the preceding quarter to NOK 76 million.

The tenders T-2 and T-3 continued their work for Exxon Mobile Exploration and Production Malaysia Inc. (EMEPMI). In May, T-3 completed the operations for EMEPMI and was assigned to Petronas Carigali for an eight-month drilling program.

In April, T-4 completed the yard-stay for upgrade of the derrick equipment set and the enlargement of the barge and commenced operations on a five-year contract with Unocal in Thailand. T-6 continued operations for Petronas Carigali in Malaysia, while T-7 and T-8 carried out operations in Thailand for Unocal and PTT Exploration and Production Company, respectively.

The semi-tender West Alliance continued the deepwater work in Indonesia for Unocal while the semi-tenders West Pelaut and West Menang continued drilling operations in Brunei for Brunei Shell. In April, West Pelaut was awarded a five-year contract extension by Brunei Shell, which includes the construction of a new derrick equipment set to enhance the operational efficiency. In July, Smedvig was informed of an early termination of the contract for West Menang. The termination will be effective from late October 2003. For the remaining unused period of the contract i.e. approximately six months, Smedvig will receive a cancellation fee from Brunei Shell in addition to a net demobilization fee of US$ 4 million.

PLATFORM DRILLING

The operations for the division proceeded satisfactorily during the quarter. Operating profit was NOK 24 million as compared to NOK 20 million in the preceding quarter.

On the Statfjord and Veslefrikk fields, Smedvig performed drilling and maintenance activities for Statoil.

For BP, the Company continued drilling operations and maintenance work on the Ula, Gyda and Valhall fields.

The division includes well service operations where activities remained sound and showed some growth in contribution compared to previous quarters.

BALDER LITIGATION

On July 30, the Stavanger District Court gave its ruling in the legal dispute between Smedvig and Esso with regard to the completion of the Balder production vessel. The court concluded that Esso had the right to terminate the sales and purchase contract as well as the operating contract. However, the court rejected Esso's claim of gross negligence and concluded that all contractual limitations of responsibility were applicable. Smedvig has to pay NOK 509 million to Esso as compensation for completion and guarantee work and US$ 3.5 million as part refund of the paid purchase price. In addition to these amounts, an estimated net interest of NOK 150 million will apply. Esso has to pay Smedvig NOK 23.5 million as compensation for extra work, undisputed change orders and income earned under the operations agreement. The court concluded that each party is responsible for their own litigation costs. Each party has a thirty-day option to appeal the ruling to a higher court.

PROSPECTS

Near term projections do not suggest significant improvement in current market conditions. For the mobile units, the market for conventional mid-water semi-submersibles is expected to be soft for the next 12 months, and in deep waters demand is expected to remain volatile in the short term. In the longer term, however, demand for high quality mobile units is believed to improve for both mid-water and deepwater units. For tender rigs the market outlook is considered sound due to existing plans for field developments in Southeast Asia and West Africa.

As of August 6, 2003, Smedvig had a backlog of drilling contracts averaging nine months for its mobile units and 25 months for its tender rigs. This contract situation is acceptable in the current market, nevertheless the near term market outlook remains challenging.

Stavanger, August 6, 2003
The Board of Directors of Smedvig asa

Key figures

	2Q03	1Q03	4Q02	3Q02	2Q02	1Q02
Operating margin (%)	19	8	6	6	18	18
Equity ratio (%)	39	46	45	51	51	49
Return on equity (%) (annualized)	(61)	0	(101)	0	8	10
Return on total capital (%) (annualized)	8	3	3	2	6	7
Earnings per share (NOK)	(5.88)	0.03	(12.54)	0.01	1.19	1.57
Interest coverage ratio	(15.93)	1.31	(15.42)	1.04	2.81	4.30

Definitions

Operating margin (%): (Operating profit/Revenues) * 100

Equity ratio (%): (Equity/Total assets) * 100

Return on equity (%): Net income/Average equity

Return on total capital (%): (Operating profit plus interest income)/Average total assets

Earnings per share (NOK): Net profit/Average number of outstanding shares

Interest coverage ratio: (Income before taxes plus interest expenses)/Interest expenses

MOBILE UNITS




CONTRACT STATUS
UNIT
2002
2003
2004
2005
2006
WEST ALPHA
*
WEST EPSILON
NAM
BP
09.2007
WEST NAVIGATOR
**
WEST VENTURE
NORSK HYDRO
7 X 1 YEAR
Estimated firm contract
Customers' options to extend
Yard
* Shell, Britannia, Pertra, Statoil
**Marathon, Amerada Hess, BP, Chevron Texaco, Esso, Statoil, Woodside

TENDER RIGS




CONTRACT STATUS
UNIT
2002
2003
2004
2005
2006
T-2
EMEPMI
T-3
PETRONAS CARIGALI
T-4
UNOCAL
04.2008
T-6
PETRONAS CARIGALI
T-7
UNOCAL
T-8
PTTEP
WEST PELAUT *
BRUNEI SHELL
WEST MENANG *
BRUNEI SHELL
WEST ALLIANCE *
EMEPMI
UNOCAL
T-9
UNDER CONSTRUCTION
Estimated firm contract
Customers' options to extend
Yard
* Semi-submersible

PLATFORM DRILLING




CONTRACT STATUS
UNIT
2002
2003
2004
2005
2006
STATFJORD A, B, C
STATOIL
VESLEFRIKK A & B
STATOIL
FIELD LIFETIME
ULA, GYDA & VALHALL
BP
1 or 3 year
WELL SERVICES*
HYDRO, STATOIL, SHELL
Estimated firm contract
Customers' options to extend
* Average length for several fields

Share price development

NOK



80
70
60
50
40
30
20
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
Class A shares
Class B shares

Shareholder information

	2Q03	1Q03	4Q02	3Q02	2Q02	1Q02
Share price Class A shares	46	30	33	33	48	76
Share price Class B shares	40	27	29	26	40	65
Non Norwegian ownership Class A shares (%)	30.1	25.4	28.0	31.2	27.0	25.5
Non Norwegian ownership Class B shares (%)	25.9	28.5	36.5	34.8	32.2	29.4
Total number of shares (1,000)	82,984	82,984	82,984	82,984	82,984	82,984
Market capitalization (NOK mill.)	3,644	2,400	2,627	2,532	3,765	5,999

OPERATING PROFIT

NOK mill.



120
100
80
60
40
20
0
(20)
(40)
(60)
(80)
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

ACCOUNTS

Unaudited accounts in NOK mill.	1Q03	2Q03	2Q02	6M03	6M02
Revenues	300	346	374	646	759
Operating expenses	(261)	(239)	(267)	(500)	(543)
Depreciation	(56)	(58)	(82)	(114)	(168)
Operating profit	(17)	49	25	32	48
EBITDA*	46	114	118	160	238

** Earnings before interests, taxes, depreciation and amortization.*

OPERATING PROFIT

NOK mill.



150
120
90
60
30
0
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

ACCOUNTS

Unaudited accounts in NOK mill.	1Q03	2Q03	2Q02	6M03	6M02
Revenues	191	222	278	413	578
Operating expenses	(109)	(121)	(137)	(230)	(282)
Depreciation	(25)	(25)	(28)	(50)	(59)
Operating profit	57	76	113	133	237
EBITDA*	89	108	150	198	313

** Earnings before interests, taxes, depreciation and amortization.*

OPERATING PROFIT

NOK mill.



25
20
15
10
5
0
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

ACCOUNTS

Unaudited accounts in NOK mill.	1Q03	2Q03	2Q02	6M03	6M02
Revenues	214	209	202	423	396
Operating expenses	(190)	(180)	(181)	(370)	(354)
Depreciation	(4)	(5)	(5)	(9)	(10)
Operating profit	20	24	16	44	32
EBITDA*	24	29	21	53	42

** Earnings before interests, taxes, depreciation and amortization.*

Income Statements

Unaudited accounts in NOK mill.	1Q03	2Q03	6M03	6M02	2002
REVENUE					
Revenues	705	777	1,482	1,733	3,354
Total revenues	705	777	1,482	1,733	3,354
OPERATING EXPENSES					
Personnel expenses	(355)	(349)	(704)	(686)	(1,465)
Operating expenses	(206)	(195)	(401)	(497)	(1,025)
Depreciation	(85)	(88)	(173)	(237)	(451)
Total operating expenses	(646)	(632)	(1,278)	(1,420)	(2,941)
Operating profit	**59**	**145**	**204**	**313**	**413**
Interest income	4	4	8	15	28
Interest expense	(39)	(41)	(80)	(108)	(224)
Other financial items	(12)	33	21	44	27
Net financial items	(47)	(4)	(51)	(49)	(169)
Income before other items	**12**	**141**	**153**	**264**	**244**
Other items	0	(835)	(835)	0	(962)
Income before income taxes	**12**	**(694)**	**(682)**	**264**	**(718)**
Income taxes	(10)	205	195	(37)	(84)
Net income	**2**	**(489)**	**(487)**	**227**	**(802)**
Earnings per share	0.03	(5.88)	(5.85)	2.76	(9.74)
Diluted earnings per share	0.03	(5.88)	(5.85)	2.76	(9.74)

Balance Sheets

Unaudited accounts in NOK mill.	30.06.03	31.12.02	30.06.02
LONG-TERM ASSETS			
Deferred taxes	135	-	114
Mobile units and tender rigs	5,458	5,283	7,076
Other tangible assets	288	295	352
Financial fixed assets	286	253	158
Total long-term assets	**6,167**	**5,831**	**7,700**
CURRENT ASSETS			
Receiveables	752	1,105	1,145
Short-term investments	19	28	97
Cash and cash equivalents	689	598	626
Total current assets	**1,460**	**1,731**	**1,868**
Total assets	**7,627**	**7,562**	**9,568**
SHAREHOLDERS' EQUITY			
Paid-in capital	2,545	2,555	2,556
Retained earnings	467	824	2,312
Total shareholders' equity	**3,012**	**3,379**	**4,868**
LIABILITIES			
Provisions	197	255	144
Long-term interest bearing debt	3,103	2,805	3,718
Current liabilities	1,315	1,123	838
Total liabilities	**4,615**	**4,183**	**4,700**
Total shareholders' equity and liabilities	**7,627**	**7,562**	**9,568**

Statement of Cash flows

Unaudited accounts in NOK mill.	6M03	2002	6M02
Net income (net loss)	(487)	(802)	227
Adjustment to reconcile net income to net cash provided by operating activities			
Depreciation and expenses for periodic overhauls	202	528	276
Write down of assets	0	1,313	0
Gains on sale of assets	0	(330)	0
Accrual related to the ruling in the Balder dispute	835	0	0
Change in working capital	(352)	(64)	(415)
Net cash flow provided by operating activities	**198**	**645**	**88**
Net cash flow provided by (used in) investing activities	**(212)**	**101**	**(89)**
Net cash flow provided by (used in) financing activities	**98**	**(999)**	**(303)**
Effect of exchange rate changes on cash and cash equivalents	7	(79)	0
Net decrease in cash and cash equivalents	91	(332)	(304)
Cash and cash equivalents - beginning of year	**598**	**930**	**930**
Cash and cash equivalents - end of period	**689**	**598**	**626**

Equity reconcilation

Unaudited accounts in NOK mill.	30.06.03	31.12.02	30.06.02
Equity - beginning of year	3,379	5,068	5,068
Net income for the period	(487)	(802)	227
Treasury shares	(30)	(4)	0
Proposed dividend	0	(81)	0
Foreign currency adjustments	150	(802)	(427)
Equity - end of period	**3,012**	**3,379**	**4,868**

Consolidated accounts in accordance with US GAAP

THE APPROXIMATE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	6M03	2002	6M02
Consolidated net income in accordance with Norwegian GAAP	(487)	(802)	227
Minority interests	11	1	0
Adjustment for US GAAP:			
Deferred taxes	(105)	154	(271)
Disposal of mobile unit	301	(301)	0
Other adjustments	(1)	(1)	(5)
Approximate net income in accordance with US GAAP	**(281)**	**(949)**	**(49)**

THE APPROXIMATE EFFECT ON CONSOLIDATED SHAREHOLDERS' EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	30.06.03	31.12.02	30.06.02
Consolidated shareholders' equity in accordance with Norwegian GAAP	3,558	3,379	4,868
Minority interests	(19)	(19)	(19)
Adjustment for US GAAP:			
Deferred taxes	(708)	(603)	(1,209)
Disposal of mobile unit	0	(301)	0
Dividends	0	81	0
Other adjustments	2	3	2
Approximate shareholders' equity in accordance with US GAAP	**2,833**	**2,540**	**3,642**


PAR AVION


Smedvig

SMEDVIG asa
...stadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88
...istration No: 953 114 828, e-mail: smedvig@smedvig.no, web-site: www.smedvig.no, Hugin: www.huginonline.no/SME